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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III


RECEIVED
MAR 0 1 2002
354

SEC FILE NUMBER
8-46528

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 01 AND ENDING 12 / 31 / 01

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Melvin Specialists, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 West Jackson Boulevard, Suite 2110
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Kenneth **(312) 341-7000**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

30 South Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **David J. Kenneth**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Melvin Specialists, LLC**, as of **December 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


"OFFICIAL SEAL"
HOWARD SPIVACK
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 9/25/2004



Signature

Chief Financial Officer
Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MELVIN SPECIALISTS, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

**This report is filed pursuant to Rule 17a-5(e)
under the Securities Exchange Act of 1934
as a Public Document.**

CONTENTS



McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM

INDEPENDENT AUDITOR'S REPORT

To the Members
Melvin Specialists, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Melvin Specialists, L.L.C. as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Melvin Specialists, L.L.C. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 22, 2002

MELVIN SPECIALISTS, L.L.C.

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash and cash equivalents	$ 5,471
Receivable from broker-dealers and clearing organizations	4,685,038
Securities owned, at market value	2,027,510
Due from affiliate	28,727
Deposits with clearing organizations	477,098
Exchange memberships, at cost (market value $405,000)	536,900
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation and amortization of $19,605	146,861
Other assets	199,039
	$ 8,106,644

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Demand note payable	$ 1,500,000
Payable to clearing organizations	1,542,923
Securities sold, not yet purchased, at market value	2,615,361
Accounts payable and accrued expenses	764,937
Due to affiliate	11,355
	6,434,576
Liabilities subordinated to claims of general creditors	400,000
Members' Capital	1,272,068
	$ 8,106,644

The accompanying notes are an integral part of the statement of financial condition.

MELVIN SPECIALISTS, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Nature of Operations

Melvin Specialists, L.L.C. (the Company), is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. (NASD). The Company conducts business as a specialist on the Chicago Stock Exchange, Inc. (CHX) and the Boston Stock Exchange (BSE). The clearing and depository operations for the Company's proprietary transactions are performed by the National Securities Clearing Corporation (NSCC) and the Depository Trust Company (DTC) and other broker-dealers on a fully disclosed basis.

Note 2. Significant Accounting Policies

Accounting estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all demand deposits and investments with daily maturities to be cash equivalents. The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses on such accounts.

Securities transactions: Securities owned and securities sold, not yet purchased, are corporate stocks which are recorded at market value.

Exchange memberships: Exchange memberships are carried at cost or, if other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes that no such impairment in value occurred in 2001. Market values are based on the last quoted sale.

Furniture, equipment and leasehold improvements: Furniture and equipment consist of furniture and computer equipment and are being depreciated over the useful lives of the assets, generally five years, by the straight-line method. Leasehold improvements are being amortized over the life of the lease.

Income taxes: As a limited liability company, the Company is not subject to federal income taxes. The members separately account for the Company's items of income, deductions, losses and credits.

Note 3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from and payable to broker-dealers and clearing organizations at December 31, 2001, consist of:

	Receivable	Payable
Receivable from and payable to broker-dealers	$ 55,894	$ 8,081
Receivable from and payable to clearing organizations	1,892,014	1,485,162
Securities failed-to-deliver/failed to receive	2,737,130	49,680
Total	$ 4,685,038	$ 1,542,923

MELVIN SPECIALISTS, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 4. Related Parties

The amount due from the affiliate at December 31, 2001 for shared administrative costs totaled $28,727. The amount due to an affiliate at December 31, 2001, totaling $11,355 relates primarily to employee 401(k) contributions and the Company's matching contribution to the plan.

Note 5. Demand Note Payable

The Company has a demand note payable to a broker-dealer totaling $1,500,000. Interest is payable at a rate equal to the lender's cost of funds. The note is collateralized by securities owned and cash and cash equivalents totaling $1,781,695.

Note 6. Liabilities Subordinated to the Claims of General Creditors

The borrowings under subordination agreements at December 31, 2001 are in the form of a revolving subordinated demand note, not to exceed $750,000, bearing interest at a market related floating rate, due August 13, 2002. Borrowings are guaranteed by the Company's members in relation to their respective ownership percentages. The balance outstanding under this agreement was $400,000 at December 31, 2001.

The subordinated borrowings are covered by agreements approved by the Company's designated self-regulatory organization and, thus, are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid and repayment may be extended.

Note 7. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company executes and enters into securities transactions with other members of national securities exchanges. All securities transactions are cleared through NSCC or the Company's correspondent broker-dealer. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers and clearing organizations represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001. The Company monitors such risk on a daily basis.

MELVIN SPECIALISTS, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 8. Net Capital Requirements

As a registered broker-dealer and member specialist of the CHX and BSE, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. In addition, certain clearing organizations may stipulate higher minimum net capital requirements. At December 31, 2001, the Company had net capital of $760,541, which was $660,541 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.02 to 1.

Note 9. Impact of Recently Issued Accounting Standards Not Yet Adopted

In June 2001, the Financial Accounting Standards Board issued Statement No. 142, *Goodwill and Other Intangible Assets*. Statement No. 142 is required to be applied in years beginning after December 15, 2001. Under Statement No. 142, goodwill and intangible assets that management concludes has indefinite useful lives will no longer be amortized but will be subject to impairment tests performed at least annually. Also, upon initial application, the Company is required to perform a transitional impairment test to all previously recognized goodwill and to assign all recognized assets and liabilities to reporting units. During 2002, the Company will perform the first of the required impairment tests of goodwill, but has not yet determined what effect those tests will have on the financial position of the Company.